Douglas Emmett Holdings Underwriting Syndicate Members

Lehman Brothers Inc.
Merrill Lynch & Co.
Citigroup Global Markets, Inc.
Wachovia Securities
UBS Investment Bank
Banc of America Securities LLC
A.G. Edwards
Raymond James
Wells Fargo Securities
BMO Capital Markets